

January 28, 2009

Mail Stop 7010

Via U.S. mail

Nathaniel T. Brown
Chief Executive Officer, President, Chief Financial Officer and Secretary
Eden Bioscience Corporation
14522 NE North Woodinville Way, Suite 202B
Woodinville, WA 98072

Re: **Eden Bioscience Corporation**
        Preliminary Proxy Statement on Schedule 14A
        Filed on December 29, 2008
        File No.: 001-33510

Dear Mr. Brown:

        We have limited our review of your filing to those issues we have addressed in our comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

        Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Summary Term Sheet, page 1

1. In accordance with Item 1001 of Regulation M-A, please revise your summary to organize the information in bullet point format and condense it to address the most material aspects of the actions being proposed to the shareholders. Further, for purposes of eliminating redundancies and grouping like information together, please view your Q&A and summary as one section and avoid repeating information. When revising these sections, please consider disclosing procedural information about the dissolution and liquidation in the Q&A and substantive information about the dissolution and liquidation in the summary. For additional guidance, please see Section II.F.2.a. of SEC Release 33-7760.

<u>Interest of Management in the Dissolution of the Company, page 8</u>

2. Supplementally, confirm for us that you have disclosed all of the interests of your officers and directors, direct or indirect, in the outcome of this vote not shared on a pro rata basis by all other holders of the same class of shares.

<u>The Special Meeting, page 16</u>

<u>Revocation of Proxy, page 17</u>

3. You disclose that a proxy may be revoked before being voted at the special meeting if, among others, a shareholder votes again in internet or by telephone. In accordance with Rule 14a-9 of the Exchange Act and the guidance provided in Section N.17 of the Commission's Manual of Publicly Available Telephone Interpretation found in our website at <u>www.sec.gov</u>, please revise the proxy statement to include a description of the validity under applicable state law of proxies granted pursuant to this mechanism of electronic transmission. To the extent applicable, please make a similar disclosure in the proxy card.

<u>Expenses of Solicitation, page 17</u>

4. In accordance with Item 4(a)(3)(i) & (ii) of Schedule 14A and to the extent applicable, please revise your disclosures to include all of the material terms of the arrangement with Mellon Investor Services LLC, including the flat fee for each shareholder contact. Additionally, confirm your understanding that all written soliciting materials, including e-mails, or scripts to be used in soliciting proxies over the telephone, must be filed under cover of Schedule 14A in accordance with Rules 14a-6(b) and (c) of the Exchange Act.

<u>Risk Factors, page 19</u>

5. The information in your "We may not be able to realize value from our net operating loss carryforwards" risk factor on page 29 regarding your NOL Strategy is rather detailed and dense. Please briefly explain in plain English what the NOL Strategy is and the risks related to this strategy. You may include a cross-reference to a more detailed explanation elsewhere in the filing.

   <u>Distributions to our shareholders could be delayed, page 20</u>

6. We note your statement that all or a portion of any distributions to your "shareholders could be delayed, depending on many factors, including, without limitation." Please disclose all known material factors and do the same where you discuss the board's consideration of the factors (sometimes referred to as "other pertinent factors," "other relevant factors," or "other factors") related to

approving or rejecting the various strategic alternatives.

Background and Reasons for the Proposed Dissolution and Liquidation, page 35

7. Please quantify what percentage of your business the proprietary harpin protein technology and the asset related to your worldwide agricultural and horticultural markets represented prior to the February 2007 sale to Plant Health Care, Inc. We note the last risk factor disclosure on page 23.

8. We note your disclosure about the license and supply agreement that you and Plant Health Care entered into at the time of the closing of the asset sale, the reduction in workforce, and that your business strategy since then has been to use any revenue generated by the Home and Garden Business to support continued operations while exploring the NOL Strategy. Please clarify briefly what the board's strategy was with respect to the Home and Garden Business at the time of the closing.

Our Operations and Strategy after the Sale of Harpin Protein Technology, page 36

9. Please clarify that the "limited operating history" of your Home and Garden Business described in the proxy has been this business segment's status since your inception.

Background, page 36

10. We note that in your Background discussion you do not identify by name the Financial Advisor, Company A, Company B and Company C. We also note that in the second paragraph of your "Our Business Strategy" discussion on page 4 of your latest 10-K report, you have identified Stephens Inc. as your financial advisor. Please disclose who these parties are in your amended filing. We may have further comments.

11. Please clarify the role played by Company A. It appears that at times you refer to it as your financial advisor and sometimes as a potential investor.

12. Please elaborate on the reasons you decided to reject Company A's proposals.

13. You disclose that as part of the Financial Advisor's compensation, you had agreed to pay your Financial Advisor a $300,000 fairness opinion fee. Please disclose whether the Financial Advisor rendered a report, opinion or appraisal with respect to the transaction contemplated with Company B or Company C, or related to the dissolution and liquidation of the Home and Garden Business as compared against your current NOL Strategy, or any other strategies considered by the board. Please disclose the information required by Item 1015(b) of Regulation M-A.

14. Supplementally, please provide us with all materials, including transcripts, summaries and board books, provided to management by the Financial Advisor related to this proposal. We may have further comments after reviewing these materials.

15. On page 38, at the end of the paragraph carried-over from page 37, you disclose that affiliates of the Financial Advisor beneficially own approximately 19.8% of your common stock. In an appropriate section of the filing, please disclose whether these affiliates have expressed their intent to vote their shares in favor of the plan of dissolution.

16. Please discuss in greater detail the deliberations related to the proposed transaction with Company C. For instance, what were the legislative and regulatory changes affecting Company C's market prospects.

Reasons for the Plan of Dissolution, page 41

17. Please describe in greater detail your consideration of all of the acquisition targets and financial sponsors contacted and identified by the Financial Advisor. For instance, please disclose the reasons for the various levels of contact with these entities, how they were initially chosen, and whether any offers were received from these entities.

18. We note that the board unanimously recommends this proposal. However, please disclose whether any members of the board dissented during the deliberative process with respect to any of your decisions regarding strategic alternatives as well as the nature of the objections.

Authority of Officers and Directors, page 45

19. Please disclose the amount of compensation to be received by the company's officers and directors above their regular compensation with respect to their services related to the implementation of the plan of dissolution. If this has not yet been determined, please disclose this fact.

Estimated Liquidating Distributions to Shareholders, page 48

20. It is unclear how you have estimated the non-cash assets and the various operating expenses for purposes of determining the low and the high ranges of the potential distribution amounts to the shareholders. Please note that pursuant to Item 14(b)(9) and Item 14(c)(1) of Schedule 14A, you need to provide pro forma financial information in accordance with Item 301 of Regulation S-K, Rule 3-05 and Article 11 of Regulation S-X (see Part B and Item 14(e) of Form S-4). Please

> tell us why this information has not been provided or otherwise included it in your amended filing. For additional guidance, please refer to Section H, Q&A #6 of the July 2001 Third Supplement of the Commission's Manual of Publicly Available Telephone Interpretation found in our website at www.sec.gov.

21. Please describe the non-cash assets of the Home and Garden Business and explain your inability to estimate their value.

Contingency Reserve, page 50

22. Please disclose all known current, contingent or conditional liabilities.

As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

· the company is responsible for the adequacy and accuracy of the disclosure in the filing;

· staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

· the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

Please contact Era Anagnosti, Staff Attorney, at (202) 551-3369 or Craig Slivka, Special Counsel, at (202) 551-3729 with any other questions.

Sincerely,

Pamela A. Long
Assistant Director

cc: **Via Facsimile @ (206) 359-9264**

Scott B. Tallman, Esq.
Perkins Coie
1201 Third Avenue, Suite 4800
Seattle, WA 98101